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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)(1)

                            SOFTQUAD SOFTWARE, LTD.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   83402G104
                                 (CUSIP Number)

                                 James J. Clark
                              c/o Mark A. Convery
                                 Meighen Demers
                           Barristers and Solicitors
                        200 King Street West, Suite 1100
                            Toronto, Ontario M5H 3T4
                                 (416) 340-6003
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 April 5, 2000
            (Date of event which requires filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

----------

        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                      13D
CUSIP No. 83402G104                                            PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
                                 James J. Clark
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS *
                                       PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United Kingdom
--------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                                           3,220,285
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                           - 0 -
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                           3,220,285
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER               - 0 -
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                           3,220,285
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES *                                 [ ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
                                                           25.8%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON *
                                                           IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  Security and Issuer.
------   -------------------

         This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock") issued by Softquad Software Ltd., a Delaware corporation (the "Company"), whose principal executive offices are at 161 Eglinton Avenue East, Suite 400, Toronto, Ontario Canada M4P 1J5.

Item 2.  Identity and Background.
------   -----------------------

         (a)      This Schedule 13D is filed by James J. Clark ("Clark").

         (b) The principal business office of Clark is Prasanmitr Place, 165/56 Sukhumvit Soi 23, Bangkok, Thailand 10110.

         (c) The principal occupation of Clark is software design and engineering.

         (d) Clark has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Clark has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Clark is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Clark acquired the Common Stock on April 5, 2000, in exchange for an equivalent number of common shares of Softquad Software Inc., an Ontario (Canada) corporation ("Softquad Canada"), in connection with the Company's acquisition of all of outstanding securities of Softquad Canada. The net investment cost (including commissions, if any) of the shares of Softquad Canada initially owned by James Clark is Cdn.$1,399,998.57 (approximately US$950,000.00).

         The shares of Softquad Canada purchased by James Clark were purchased with personal funds.

Item 4.  Purpose of Transaction.
------   ----------------------

         The purpose of the acquisition of the shares of Common Stock by Clark is for investment. Clark may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock owned by him at any time. Clark has no plans which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of Schedule 13D. Although Clark may, at any time and from time to time, formulate plans or proposals with respect to any of such matters, Clark has no present intention of doing so.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by Clark is based on 12,473,472 shares outstanding as of June 30, 2000, as reflected in the company's quarterly report on Form 10-QSB filed with the Securities and Exchange Commission (the "Commission") for the period ended June 30, 2000.

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         (b)      Clark has the sole power to vote and dispose of the 3,220,285 shares of Common Stock beneficially owned by him.

         (c)      Inapplicable.

         (d)      Inapplicable.

         (e)      Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Clark and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         None.

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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 1, 2000

                                                        /s/ James J. Clark
                                                  ------------------------------
                                                          James J. Clark